EXHIBIT 99.1

ANNOUNCES SIGNATURE OF AN AGREEMENT WITH GENERAL MOTORS
BRAZIL

AZOUR, Israel – April 9, 2012 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), announced that today Ituran entered into agreement with General Motors Brazil (“GMB”) through a company controlled by Ituran (51%).

According to the agreement, GMB will offer its customers immobilization, location and Telematics services for the Chevrolet range of vehicles it sells in Brazil through Ituran’s aforementioned subsidiary. The sale and the installation of the anti-theft device will not be carried out by Ituran.

New regulations in Brazil, i.e. Supplementary Law CONTRAN no. 245, provide that as of August 2012, new vehicles in Brazil shall be obliged to incorporate an anti-theft device. Since the Regulation has not yet entered into force, the Company cannot estimate at this time the effect of the agreement with GMB on its profitability and sales revenues.

Ituran estimates that the agreement with GMB is of significant importance, since once the Regulation enters into effect, it may be of substantial financial scope.

Eyal Sheratzki, CEO of Ituran commented, “This agreement with GM is an important milestone for our business in Brazil. We see significant future upside potential from this agreement once the 245 regulation becomes effective. We look forward to working with this leading global car manufacturer and we hope to build a long-term, successful and fruitful relationship with GM.”

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 623,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

CCG Israel
Ehud Helft
ehud@ccgisrael.com
Kenny Green
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Tel: 1 (646) 201 9246